04015055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 2 2004 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANNARSA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 W. BROADWAY
(No. and Street)

MUSKOGEE	OK	74401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bethany D. Bowline, CPA 918-683-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bethany D. Bowline, CPA, Inc., PC
(Name – *if individual, state last, first, middle name*)

1002 N. Main	Muskogee	OK	74401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christine Cannarsa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cannarsa Investments, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public Oklahoma
OFFICIAL SEAL
ANNE ALCORN
MUSKOGEE COUNTY
COMMISSION #00017956
Comm. Exp. 10-31-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANNARSA INVESTMENTS, INC.

ANNUAL REPORT

DECEMBER 31, 2003

Bethany D. Bowline CPA, Inc., PC

CERTIFIED PUBLIC ACCOUNTANT

CANNARSA INVESTMENTS, INC.

DECEMBER 31, 2003

TABLE OF CONTENTS

	PAGE
Facing Page required pursuant Section 17	
Introduction Letter	
Accountant's Report	1
Statement of Financial Condition at December 31, 2003	2
Statement of Operations for the year ended December 31, 2003	3
Statement of Stockholder's Equity for the year ended December 31, 2003	4
Statement of Cash Flows for the year ended December 31, 2003	5
Notes to Financial Statements	6-8
Supplementary schedules required by Rule 17a-5 (3), (4)	9-13
Reconciliation statement required by Rule 17a-5 (4)	14
Introduction to Representation Letter	15
Representation Letter	16
Accountant's Report on Internal Controls	17-20

Bethany D. Bowline
CPA, Inc., PC

CERTIFIED PUBLIC ACCOUNTANT

February 26, 2004

United States Securities and Exchange Commission
450 5th Street
Washington, D.C. 20549

Re: Audited report
Form x-175-5, Part III

Enclosed herewith is the audited report of Cannarsa Investments, Inc. and all related financial statements required by Section 17 of the 1934 Securities Exchange Act and Rule 17a-5 thereunder. Included is the representation that the stockholder's assets exceeded her personal liabilities per Rule 17a-5 (i).

Bethany D. Bowline CPA Inc PC

Bethany D. Bowline, CPA, Inc., PC

Enclosures

cc: United States Securities Exchange Commission
Regional Office #5
801 Cherry Street, 19th Floor
Fort Worth, TX 76102

cc: NASD/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Atten: Eleanor M. Sabalbaro

cc: Carol Y. Charnock, Regulation Specialist
Division of Market Regulation
450 5th Street, N.W. Room 5064,
Mail Stop 5-1
Washington, D.C. 20549

cc: Oklahoma State Securities Department
Suite 860, 1st National Center
120 N. Robinson
Oklahoma City, OK 73102

Member of the
Oklahoma Society of Certified Public Accountants
and American Institute of Certified Public Accountants
1002 North Main • Muskogee, Oklahoma 74401 • 918.683.7881 • Fax 918.683.7884

Bethany D. Bowline
CPA, Inc., PC

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Ms. Christine Cannarsa
Cannarsa Investments, Inc.
Muskogee, OK 74401

I have audited the accompanying statement of financial condition of Cannarsa Investments, Inc. (an Oklahoma subchapter S corporation) as of December 31, 2003, and the related statement of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cannarsa Investments, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Part 11A and Supporting Schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethany D. Bowline CPA Inc PC

Bethany D. Bowline, CPA, Inc., PC

February 26, 2004

Member of the
Oklahoma Society of Certified Public Accountants
and American Institute of Certified Public Accountants
1002 North Main · Muskogee, Oklahoma 74401 · 918.683.7881 · Fax 918.683.7884

CANNARSA INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		**2003**
CURRENT ASSETS		
Cash in bank and clearing account	$	24,275
Cash in bank - Special account for the exclusive benefit of customers		-
Accounts receivable		6,249
Prepaid assets		2,675
Total Current Assets		33,199
MARKETABLE SECURITIES		180,390
PROPERTY AND OFFICE EQUIPMENT, at cost, net of accumulated depreciation of $66,164		24,031
TOTAL ASSETS	$	237,620
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	2,970
Commissions payable		4,150
Salary and wages payable		-
Accrued payroll taxes		3,250
Accrued retirement benefits		-
Unearned investment income		-
Total Current Liabilities		10,370
STOCKHOLDER'S EQUITY		227,250
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	237,620

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

CANNARSA INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
REVENUE	
Brokerage Commissions	$ 198,074
Dividend and interest income on investments	3,177
Margin, amr, and clearing interest income	8,870
Long-term capital gain on investments	578
Miscellaneous income	4,558
Increase (Decrease) in fair market value of Marketable Securities	14,157
Total Revenue	229,415
OPERATING EXPENSES	
Advertising	5,833
Accounting and legal	7,125
Commissions	30,517
Contract labor	50
Computer expense	3,784
Charitable contributions	370
Clearing agent fees	2,495
Client relations/promotions	1,259
Depreciation expense	3,543
Auto expense and travel	448
Insurance	9,561
Interest	28
Office expense	3,975
Postage	4,664
Rent	13,350
Repairs and maintenance	1,780
Retirement contributions	2,255
Officer's salary	37,610
Salaries and wages	41,324
Payroll taxes	6,161
Property and other taxes	577
Subscriptions and dues	2,878
Education	445
Entertainment	1,606
Securities and exchange fee expense	6,395
Telephone and utilities	8,468
Licenses	22
Miscellaneous	4,188
Total Operating Expenses	200,710
NET INCOME (LOSS) FROM OPERATIONS	28,704
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ 28,704

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

CANNARSA INVESTMENTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

		CHRISTINE CANNARSA
Common Stock, $100.00 par value, 10 shares issued, 500 shares authorized	$	1,000
Paid in Capital Contribution		336,029
Beginning Stockholder's Equity - January 1, 2003		(138,052)
Net Income(Loss), 2003		28,704
Stockholder's Current Year Contributions (Distributions)		(431)
Stockholder's Equity - December 31, 2003	$	227,250

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

CANNARSA INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 28,704
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,543
Changes in assets and liabilities:	
(Increase) Decrease in accounts receivable	(280)
(Increase) Decrease in prepaid assets	74
Increase (Decrease) in accounts payable	(373)
Increase (Decrease) in commissions payable	3,970
Increase (Decrease) in accrued payroll	(1,118)
Increase (Decrease) in accrued payroll taxes and retirement benefits	3,233
Increase (Decrease) in unearned investment income	-
Total Adjustments	9,049
Net cash provided by operating activities	37,753
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Increase) Decrease in Investment account held for customers	-
(Increase) Decrease in Marketable Securities	(17,542)
(Increase) Decrease in Property and office equipment	(9,836)
Increase (Decrease) in net stockholder's distributions/contributions	(431)
Net cash used in investing activities	(27,809)
NET INCREASE (DECREASE) IN CASH	9,944
CASH - BEGINNING OF YEAR	14,331
CASH - END OF YEAR	$ 24,275
Supplemental information:	
Interest expense paid	$ 28

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

CANNARSA INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cannarsa Investments, Inc. (the "Firm") was incorporated under the laws of the state of Oklahoma on July 1, 2000 and is a Sub-Chapter S Corporation. Christine Cannarsa is the sole stockholder and President of this corporation. The Firm is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer of securities in accordance with Section 15(b) of the Securities and Exchange Act of 1934 (the "Act") and is a registered member of the National Association of Securities Dealers, Inc. ("NASD"). The following is a summary of the more significant accounting policies employed by the Corporation:

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

METHOD OF ACCOUNTING

The firm records its transactions using the accrual method of accounting. All transactions involving securities and related brokerage income are recorded as the transaction occurs.

CASH EQUIVALENTS

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

ACCOUNTS RECEIVABLE

The Firm's accounts receivables represent commissions earned from completed securities as of the trade date. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. The Firm does not have an established reserve for bad debt as all receivables are considered collectable.

MARKETABLE SECURITIES

Investments in marketable securities are recorded at fair market value and are insured by the Securities Investors Protection Corporation ("SIPC"). The industry practice and the company policy provide for any increase or decrease in the value of marketable securities to be recorded currently in that account. During the year ended December 31, 2003, the value of securities increased in the aggregate amount of $14,157. Accordingly, this is reflected in the accompanying financial statements by an increase in the asset titled "Marketable Securities" and an increase in the Statement of Income under the caption "Increase in Valuation of Marketable Securities" and dividend income, short- and long-term capital gains on investments. In accordance with SEC regulations, the Firm's securities accounts are limited to ten (10) trades per year.

PROPERTY AND OFFICE EQUIPMENT

Depreciation is determined by use of the straight-line method utilized by generally accepted accounting principles. Routine maintenance and repairs are charged to expense, and expenditures which materially increase the values or extend the useful lives are capitalized. The cost and accumulated depreciation related to office equipment disposed of are removed from the related account balances, and any gain or loss on disposal is reflected in current operations.

2 - CASH IN BANK - SPECIAL ACCOUNT FOR THE BENEFIT OF CUSTOMERS

The Firm is an introducing broker dealer required to maintain a "Special Bank Account" for the "Exclusive Benefit of Customers," under the Rule 15c3-3 of the Securities Exchange Act of 1934. All cash and/or qualified securities deposited into the "Special Bank Account" are held by First National Bank of Muskogee, N.A. of Muskogee, Oklahoma, for the exclusive benefit of the firm's customers and are kept separate from any other account maintained by the firm. Revenue on brokerage commission is recognized at the time of the transaction occurrence. An executed written agreement which also provides that cash and/or qualified securities shall at no time be used directly or indirectly as security for a loan to the firm by the bank, and is subject to no rights, charges, security interest, lien or claim in favor of the bank.

3 – RESTRICTION ON CASH-REQUIRED CLEARING DEPOSIT

The Firm's money market account held separately at Southwest Securities, Inc. (the Firm's clearing broker/dealer) must maintain a minimum balance of $10,000 as required per the clearing account agreement. The total interest income earned for 2003 was $56. The interest rate at December 31, 2003 was .40%.

4 – MARKETABLE SECURITIES

Marketable Securities consists of the following and are SIPC insured:

	Fair Market Value	Cost Basis
Certificate of Deposit and Money Market Funds	$ 100,092	$ 100,092
Equities	80,298	76,492
Total Marketable Securities	$ 180,390	$ 176,585

CANNARSA INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
-continued-

5 - PROPERTY AND OFFICE EQUIPMENT

Depreciation is determined by use of the straight-line method utilized by generally accepted accounting principles. Routine maintenance and repairs are charged to expense, and expenditures which materially increase the values of extend the useful lives are capitalized. The cost and accumulated depreciation related to office equipment disposed of are removed from the related account balances, and any gain or loss on disposal is reflected in current operations.

Property and office equipment consist of:

	2003
Office furnishings	$ 9,852
Office equipment	20,768
Computers	38,421
Leasehold Improvements	21,154
	90,195
Less accumulated depreciation	(66,164)
Net Property and Office Equipment	$ 24,031

6 – MINIMUM NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1, the Firm is required to maintain net capital of not less than $50,000. The excess net capital at December 31, 2003 was $138,497.

7 – EMPLOYEE BENEFITS

Retirement Plan – The Firm established a Simple IRA retirement plan under Internal Revenue Code Section 401. The employee salary deferral plan became effective on January 1, 2001, and under its terms, employees can elect to make contributions to the plan on their own behalf. The Firm is required to contribute 3% of all employees' salaries. For the year ended December 31, 2003, the Firm had contributed $2,255.

8 - INCOME TAXES

No provision for current or deferred income taxes has been included in the accompanying financial statements, inasmuch as the operations of the firm represents only subchapter S corporate earnings and would enter into the determination of the stockholder's individual income tax liability.

Bethany D Bowline
CPA, Inc., PC
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Ms. Christine Cannarsa
Cannarsa Investments, Inc.

I have audited the accompanying financial statements of Cannarsa Investments, Inc. as of and for the year ended December 31, 2003, and have issued my report thereon dated February 26, 2004. My audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethany D. Bowline CPA Inc PC

Bethany D Bowline, CPA, Inc., PC

February 26, 2004

Member of the
Oklahoma Society of Certified Public Accountants
and American Institute of Certified Public Accountants
1002 North Main · Muskogee, Oklahoma 74401 · 918.683.7881 · Fax 918.683.7884

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				227,250 [3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital				[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				
			[3525A]	[3525B]	
			[3525C]	[3525D]	
			[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities				[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			26,706 [3540]	
	1. Additional charges for customers' and non-customers' security accounts			[3550]	
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]	
	B. Aged fail-to-deliver			[3570]	
	1. Number of items		[3450]		
	C. Aged short security differences-less reserve of		[3460]	[3580]	
	number of items		[3470]		
	D. Secured demand note deficiency			[3590]	
	E. Commodity futures contracts and spot commodities proprietary capital charges			[3600]	
	F. Other deductions and/or charges			[3610]	
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).			[3615]	
	H. Total deductions and/or charges				(26,706) [3620]
7.	Other additions and/or credits (List)				
			[3630A]	[3630B]	
			[3630C]	[3630D]	

	[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions			200,544 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commerical paper		[3680]	
2. U.S. and Canadian government obligations		[3690]	
3. State and municipal government obligations		[3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		[3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities		12,047 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	(12,047) [3740]
10. Net Capital			188,497 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	691 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	138,497 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) 187,460 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 10,370 [3790]

17. Add:

A. Drafts for immediate credit ______ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited ______ [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	[3820]

______ [3830]

18. Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) ______ [3838]

19. Total aggregate indebtedness 10,370 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 5.50 [3850]

21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880) % ______ [3853]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % ______ [3860]

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital % ______ [3852]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 4152 [4335A]	SWS SECURITIES, INC. [4335A2]	ALL [4335B]
8- ______ [4335C]	[4335C2]	[4335D]
8- ______ [4335E]	[4335E2]	[4335F]
8- ______ [4335G]	[4335G2]	[4335H]
8- ______ [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

CANNARSA INVESTMENTS, INC.
RECONCILIATION OF CAPITAL WITH FOCUS REPORT PART II A
S.E.C. RULE 240 1705 (d) (4)
DECEMBER 31, 2003

	2003
Capital per Focus Report II A at December 31, 2003	$ 229,559
Other unrecorded transactions:	
Depreciation expense	(454)
Commission expense	(4,150)
Computer expense	(984)
Accounts payable	(2,970)
Accounts receivable	6,249
Net adjustments	(2,309)
Balance per Audit Report at December 31, 2003	$ 227,250

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

CANNARSA INVESTMENTS, INC.
RECONCILIATION OF CAPITAL WITH FOCUS REPORT PART II A
S.E.C. RULE 17a-5 (4)
DECEMBER 31, 2003

No material differences existed between the computations of net capital 15c-3-1 and determination of reserve requirements under 15c-3-3 as included in accompanying audit report and on the corresponding unaudited Part II.

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

Bethany D. Bowline
CPA, Inc., PC

CERTIFIED PUBLIC ACCOUNTANT

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Cannarsa Investments, Inc.

Personnel:

Enclosed is Ms. Cannarsa's representation pursuant to Rule 17a-5 (i) that her personal assets (i.e., those outside her registered brokerage entity) exceeds her personal liabilities as of December 31, 2003.

Bethany D. Bowline CPA Inc PC

Bethany D. Bowline, CPA, Inc., PC

February 26, 2004

United States Securities and Exchange Commission
Washington, D.C. 20549

Personnel:

Pursuant to Rule 17a-5 (j), I, Christine Cannarsa, declare that my personal assets (i.e., those outside my registered brokerage firm) exceeds my personal liabilities as of December 31, 2003.

____
Christine Cannarsa,
Stockholder

February 28, 2004

Subscribed before me this 28th day of February, 2004.

Notary Public Oklahoma
OFFICIAL SEAL
ANNE ALCORN
MUSKOGEE COUNTY
COMMISSION #00017955
Comm. Exp. 10-31-2004

________________________________, Notary Public.

My commission expires October 31, 2004.

Bethany D. Bowline
CPA, Inc., PC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

Ms. Christine Cannarsa
Cannarsa Investments, Inc.
Muskogee, OK 74401

In planning and performing my audit of the financial statements and supplemental schedules of Cannarsa Investments, Inc. for the year ended December 31, 2003, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have mad a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of the
Oklahoma Society of Certified Public Accountants
and American Institute of Certified Public Accountants
1002 North Main · Muskogee, Oklahoma 74401 · 918.683.7881 · Fax 918.683.7884

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report be considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethany D. Bowline CPA Inc PC

Bethany D. Bowline, CPA, Inc., PC

February 26, 2004

Bethany D. Bowline
CPA, Inc., PC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

Ms. Christine Cannarsa
Cannarsa Investments, Inc.
Muskogee, OK 74401

In planning and performing my audit of the financial statements of Cannarsa Investments, Inc. for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that I considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report be considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Bethany D. Bowline CPA Inc PC

Bethany D. Bowline, CPA, Inc., PC

February 26, 2004